May 14, 2026

Omri Hagai
Chief Financial Officer
NewcelX Ltd.
Hohstrasse 1
8302 Kloten, Switzerland

        Re: NewcelX Ltd.
            Registration Statement on Form F-3
            Filed May 11, 2026
            File No. 333-295770
Dear Omri Hagai:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Gary Emmanuel